INVEST IN **FOLK REVIVAL**

High protein / low carb hot cereal made with acorns


HEIRLOOM
Folk Revival
FOODS CO.
Keep Digging
Chai Almond
Original
Maple Walnut
Blueberry Almond

folkrevival.com Tenafly NJ

LEAD INVESTOR



Allen Bernier

As an avid runner, cyclist, foodie, health enthusiast and angel investor, I took an immediate interest in Folk Revival. Their hot cereal is not only made completely of whole foods and tastes great, but also is gluten free, plant based, high protein, high fiber, and keto friendly (extremely low sugar (1g)). This is a truly amazing product. I invested in Folk Revival because the combination of ingredients, nutritional value, and taste is something I have never seen in the hot cereal market. Folk Revival has created products that can really help improve individual health and wellness as well as the health of the planet. David and his team at Folk Revival have the deep industry expertise and experience in this space, needed to really take this company to the highest level. They have started with hot cereal but there is more to come. I am very excited to see the brand launch new items and I am confident they have what it takes to grow Folk Revival into an industry leader. I invite you to join me, by investing in Folk Revival and supporting David and his team on this extraordinary journey.

Invested $25,000 this round

Highlights

1. New, fast growing hot cereal brand with high protein and low carbs.
2. National brand bringing acorns to market- an important heritage food, right under our feet.
3. Launched in 2023. Currently in approximately 100 stores with authorizations in another 165 in 2024.
4. Strong repeat orders. New stores being added every week.
5. Recently authorized by Whole Foods in four eastern regions (~165 stores). Shipping in December.
6. Founded by an industry veteran with 20 years experience building start up natural food brands.
7. Five additional partners with deep industry experience providing cross functional support.
8. Key early investors include our acorn vendor and contract manufacturer.

Our Team



David Cantor Founder & CEO

20 years experience building start up natural food brands. Led Marketing, Innovation and R&D for Dr. Praeger's Sensible Foods for 8 years, growing the brand from 5x culminating with a recent successful 9-figure exit.



Dianne Aronica Finance

Veteran food and beverage CFO. Grew and helped execute the sale of Dr. Praeger's Sensible Foods.



Brad Dixon Marketing

Co-Founder of Special-Operations- a commercial arts and entertainment company based in Brooklyn. Clients include Burger King, Tim Horton's, The New York Times, and Ciroc Vodka.



Karen Castiello R&D

13 years at Mars, departing as Global Senior Scientist. Product development extraordinaire to an incredible roster of natural foods brands.



David Gross DTC

Co-founder of Anchor Worldwide Media - a creative, production and media agency. DTC and media guru to dozens of companies ranging from startups to Fortune 100 multi-nationals.



Michelle Tyler Social Media

Founder of Genuine Ginger, a leading social media content, management, and influencer marketing for natural and organic CPG brands.

The Hot Cereal Category Today

The hot cereals on the market today (Quaker Oatmeal, Bob's Red Mill, Cream of Wheat) have remained largely unchanged for decades. They typically offer oats and perhaps some sweeneters, nuts and fruit, and voila, you have the hot cereal you've seen for decades in the breakfast aisle.

Oatmeal is a $1B category but it's a sleepy category with little innovation. This is where we saw an opportunity to disrupt and innovate. Today, consumers are seeking more protein and fewer carbs from every meal and snacking occasion, making this trend one of the fastest growing and enduring in the food industry.

Between 2017 and 2021, protein claims grew at a CAGR of 17.9% in cold breakfast cereal launches and 11.4% in hot breakfast cereal launches (Innova database 2022).

Data shows the market for protein of all kinds continues to grow, with American consumers looking for low carb/high protein options for breakfast (i.e. the Keto diet). Folk Revival aims to be part of this growing trend.


Folk Revival
Low-Carb Diet Market
Expected to Account for
USD 18.65 Billion by 2029
$20 billion
$15 billion
$10 billion
$5 billion
$0 billion
2022
2023
2024
2025
2026
2027
2028
2029
North America
Europe
Asia Pacific
South America
Middle East and Africa
Global Low-Carb Diet Market, By Regions
2022-2029

Breakfast: The Most Ritualistic Part of the Day

Numerous studies and statistics show that many people eat the same snack/meal for breakfast almost every day, whether that's a smoothie, yogurt, fruit, or in our case, a hot cereal. Approximately 68% of Americans eat the same thing for breakfast at least 2x/week.

If we can help shift consumers' behavior towards a healthier and cleaner breakfast with functional ingredients, Folk Revival can be an everyday staple for people across the country.


THE HOT CEREAL CATEGORY IS A $1B+ CATEGORY IN THE US
68%
of Americans eat the same thing for breakfast at least 2x /week.
Folk Revival

Breakfast Has Been 'Revived' with Folk Revival

Introducing Folk Revival hot cereal! Each cup boasts 20g of protein and less than 5g of net carbs. This is approximately 3x the protein of typical oatmeal and less than 1/5 the net carbs!



INTRODUCING
Folk Revival
HOT CEREAL CUPS
Our Mission
Delivering Functional Nutrition using heirloom and heritage ingredients for people and the planet
Folk Revival
Original
Chai Almond
Maple Walnut
Blueberry Almond

Why Do We Use Acorns?

Our mission is to deliver functional nutrition by reviving heirloom and heritage foods. The hero ingredient in our hot cereal is Acorns. First off, they have nutritional benefits such as polyphenols, antioxidants and minerals. Secondly, they are highly sustainable because oak trees don't require any toxic agricultural inputs and they help absorb carbon and fight climate change. They are a versatile heritage ingredient that we can integrate into a wide range of familiar foods. These powerful little tree nuts can be an important part of a more sustainable food system.

Environmental Benefits

- Acorns are a HUGE under-utilized food resource right under our feet.
- Oak trees require no cultivation, irrigation, or toxic inputs.
- Oaks absorb carbon and help fight climate change.

Taste and Health and Benefits

- Acorns have a delicious, nutty flavor. They are naturally gluten-free and have been consumed for ages.
- They contain high levels of polyphenols and antioxidants.
- Naturally gluten free, lower in fat than most nuts, and are a good source of minerals.



Folk Revival
Benefits of Acorns
Environmental Benefits
• Water Conservation
• Fight Climate Change
• No toxic pesticides or fertilizers
Health Benefits
• Polyphenols
• Anti-Oxidants
• Naturally Gluten Free

Folk Revival is the first national food brand to bring up-cycled and wild harvested acorns to market!

Who's Really 'Hot' in the Hot Cereal Category?

As mentioned above, we have strived with our hot cereal line to be clean and offer functional ingredients such as acorns and other heritage ingredients not found in other cereals.

Our product has more protein, fewer carbs, and is keto, paleo, and grain free with virtually no sugar added, differentiating Folk Revival from the competition.


The Competitive Set
Folk Revival is the only high protein, low carb, no-sugar-added, grain-free option in the Oatmeal set.
made with Acorns!
Nutritional Superiority
Clean compelling ingredients
Mission Driven
VS
RXBAR
QUAKER
Bob's Red Mill
NATURE'S PATH ORGANIC
KODIAK
20g PROTEIN 12g 4g 9g 7g 14g
1 - 5g NET CARBS 29g 29g 38g 32g 33g
1 - 4g SUGAR 9g 11g 10g 10g 12g
YES KETO FRIENDLY NO NO NO NO NO
YES PALEO FRIENDLY NO NO NO NO NO
YES GRAIN FREE NO NO NO NO NO

The Market Opportunity in Premium Breakfast

We chose to launch with hot cereal cups because we knew this is a large category devoid of innovation. Grocery buyers are looking for new and exciting products to help grow their categories, and there is nothing currently on the shelf like Folk Revival. Also, we launched with cups because though it's a relatively small segment, this is where the growth in the category is coming from.


Folk Revival
Hot Cereal Cups
$100M
+20%
Hot Cereal Category
$1B
+2%
Mission Driven
1 - 4g SUGAR 9g 11g 10g 10g 12g
YES KETO FRIENDLY NO NO NO NO NO
YES PALEO FRIENDLY NO NO NO NO NO
YES GRAIN FREE NO NO NO NO NO

The Market Opportunity in Premium Breakfast

We chose to launch with hot cereal cups because we knew this is a large category devoid of innovation. Grocery buyers are looking for new and exciting products to help grow their categories, and there is nothing currently on the shelf like Folk Revival. Also, we launched with cups because though it's a relatively small segment, this is where the growth in the category is coming from.


Folk Revival
Hot Cereal Cups
$100M
+20%
Hot Cereal Category
$1B
+2%



Our Traction and Distribution

Folk Revival is new, but we are already in approximately 100 stores, and performance is exceeding our expectations. We are growing a robust retail and DTC business!

Our main points of distribution thus far are: Citarella's, City Acres, and various independent health food stores and Co-ops.

We are also now partnered with one of the strongest natural food brokers in the country, iLevel Brands, who manages partnerships in national and regional accounts such as Whole Foods, Sprouts, Albertson's, Kroger, Wegman's, Fresh Thyme, Costco and many more.



WHOLE FOODS MARKET
WE JUST GOT INTO
Whole Foods!
Our Retailers and Partners
ilevel
UNFI EASY OPTIONS
FAIRE
amazon
KeHE
BUBBLE
NON GMO Project VERIFIED
HEIRLOOM Folk Revival FOODS CO.

Our Launch in Whole Foods: January 2024

We recently learned that Whole Foods Market has authorized three Folk Revival flavors in approximately 165 stores across four regions stretching from Maine to Mississippi. We will be ramping up production in December 2023, with product appearing on shelf in January 2024.

We forecast Whole Foods will generate over $200k+ in revenue alone.* Needless to say, this is an incredibly important development for the brand, but it's also just the beginning.

*Projections not guaranteed



HEIRLOOM Folk Revival FOODS CO.
WHOLE FOODS MARKET
WHOLE FOODS MARKET
Regional Map
North Atlantic
Northeast
Mid-Atlantic



Organic Farmer
NYT
Praeger's
Michelle Tyler
Social Media
Arctic Zero, Amazing Greens, Suja, Perfect Bar, Om, Ocho
Karen Castiello
R&D
Seeds of Change, Mars, Baskin Robbins
Sean Lippay
Operations and Supply Chain
Unilever, Marsan, Strategic Food Solutions
Folk Revival

Future Innovation and Vision For Folk Revival

As Folk Revival was taking shape, we were clear that we wanted to build a brand that could extend into multiple categories and eating occasions. While we are launching with Hot Cereal, we are planning to expand into other breakfast categories in the next two years, and eventually build out an umbrella brand that you will be able to find in multiple parts of the grocery store, as well as food service.



Innovation Pipeline
Folk Revival is focused on breakfast to start – with the ability to span across multiple categories and day-parts.
2023
2024
2025
Hot Cereal Cups
4-cups ready to show
Platform 2
In development in 2023 to show in 2024
Platform 3
In development in 2024 to show in 2025
Total Addressable Market:
Oatmeal: $1 billion
Total Addressable Market:
P2: $4.7 billion
Total Addressable Market:
P3: $1 billion

Supply Chain / Vertically Integrated Investors

We have built a strong and scale-able supply chain, which includes our hot-cereal contract manufacturer. Our unit economics improve as we scale the brand, with efficiencies built into our contract manufacturing contract. As our volumes increase- our tolling fees decrease in a predictable fashion- as captured in our contract manufacturing agreement.

We forecast healthy margins above 40% as our business scales.* We have secured investment from our acorn supplier as well as our contract manufacturer which is driving down costs out the gate and will continue to decrease costs as we grow.

*Projections not guaranteed



Folk Revival
Clear Pathway to Strong Margins
COGs as % of Gross $
Packaging
Ingredients
Tolling
Gross Margin
34%
25%
38%
-10%
15%
20%
24%
21%
12%
19%
23%
26%
8%
18%
20%
36%
7%
15%
17%
51%

Financials

Our financial growth is based on a reasonable and achievable growth in store count and new item introductions. As we grow from a few hundred stores to several thousand, and from our first 4 hot cereal items to new Folk Revival innovations, sales will increase accordingly. Distribution and new innovation are the engines for all natural food brands!



Folk Revival
Financial Projection
2023-2027
$26k
$442k
$1.2m
$4.9m
$20.2m
2023
2024
2025
2026
2027
Revenue
$25k
$442k
$1.2m
$4.9m
$20.2m
Total Operating Expenses
$149k
$318k
$764k
$1.7m
EBITDA
($240k)
($487k)
($199k)

*Projections not guaranteed.

Perks For $1,000 and Up Investments

When you invest $1,000 or more, you will not only get delicious cups of Folk Revival sent to your door, you will also receive a custom-branded and limited edition hat and at the $2500 level, you will also receive a custom branded mug.


HEIRLOOM
Folk
Revival
HEIRLOOM

Why Invest in Folk Revival?

There are many reasons to bank on our company. It really comes down to two main areas: The product and the team.

Highly Differentiated Product and Concept:

- Uniquely focused on heirloom and heritage foods.
- First to market with Acorns in North America.
- First high protein, low carb cereal available in retail.
- Strong traction in both DTC and Retail.
- Scaleable brand across channels, days parts and need states.

Strong Founder & Cross-Functional Team:

- 20+ years of success growing natural and organic start up brands.
- Extremely strong cross-functional team providing thought leadership and operational support.


Thank you!
INVEST
Folk
Revival
Invest with
Folk Revival!
Folk Revival embodies the spirit of wholesome, nourishing meals that are good for people and the planet. Join us on this delicious journey, and let your investments be the seeds that help grow a healthier, happier future for all